15202 Graham Street, Huntington Beach, CA 92649

November 9, 2012

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Quiksilver, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed January 17, 2012
Form 10-Q for the Fiscal Quarter Ended July 31, 2012
Filed September 10, 2012
File No. 001-14229

Dear Ms. Jenkins:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated October 15, 2012 (the “SEC Comment Letter”) regarding the above-referenced filings of Quiksilver, Inc. (the “Company”). The numbered responses set forth below correspond with the comments contained in the SEC Comment Letter.

Form 10-K for the Fiscal Year Ended October 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

SEC Comment

1.

In your earnings call for the 3rd quarter 2012 on Thursday, September 6, 2012, you discuss the European economy and how it has adversely affected your revenue, gross profit, and inventory levels. However, you have included very little detailed discussion of the European economy and its specific impact on your financial statements, operations, financial position or liquidity in your 2012 Forms 10-Q or your Form 10-K for the year ended October 31, 2011. Please confirm to us that you will expand the narrative discussion of your segment analysis in future filings to provide the information required by Item 303(a)(3) of Regulation S-K for each segment, as applicable. Refer to section III.F.1 of SEC Release No. 33-6853 for additional guidance. Also please provide us with draft disclosure to be provided in future filings that address the following to the extent applicable:

•

You state in Management’s Discussion and Analysis in your Form 10-Q for the period ended July 31, 2012 that gross profit was negatively impacted by higher levels of clearance business, discounting and a shift in channel mix. Please clarify what you mean by clearance business, quantify the amount of discounts taken compared to prior years and explain your channel mixes and the shift you are referring to in your Form 10-Q;

•

Disclose whether or not you anticipate a higher level of clearance business and discounting in future periods. To the extent this discounting and its impact to gross profit is a trend that is anticipated to continue, please note that this fact needs to be disclosed as required under Item 303(a)(3)(ii) of Regulation S-K;

Company Response

We confirm that we will expand the narrative discussion of our segment analysis in future filings to enhance our disclosures under Item 303(a)(3) of Regulation S-K for each segment, as applicable.

In reference to the specific comments in the two bullet points above, the following illustrates the proposed type of disclosures we intend to incorporate in future filings, in the context of our disclosure for the fiscal quarter ended July 31, 2012:

“The decrease in our consolidated gross profit margin as a percentage of net sales in the third quarter of fiscal 2012 versus the third quarter of fiscal 2011 was driven by four primary factors: 1) sales to wholesale clearance customers represented approximately 1% more of total wholesale sales in the current quarter versus the prior year; 2) an increased level of discounted sales within our retail channel (20 basis point impact); 3) sales in our European segment, which has the highest gross profit margin of our segments, declined to 30% of total sales in the current quarter from 35% in the prior year; and 4) changes in currency exchange rates. Due to their discounted nature, sales to our wholesale clearance customers typically generate lower gross profit margins than sales to our full-price wholesale customers. Sales to wholesale clearance customers and discounting in our retail stores are normal, recurring components of our operations as a manufacturer/retailer of seasonal apparel. The relative level of discounted sales can be driven by a number of factors, including customer acceptance of our product designs, fashion trends, economic conditions, and changes in consumer spending, all of which are inherently difficult to anticipate. As a result of these factors, the level of discounted sales can fluctuate from quarter to quarter.”

We do not currently anticipate a material change in the level of our clearance sales or discounting. In the future, to the extent we expect a material change in the impact on our gross profit margin as a result of clearance sales or discounting, we confirm that we would provide appropriate expanded disclosure.

SEC Comment

•

Your earnings call also includes statements that you will have to manage the European region in light of poor economic conditions which entails reducing expenses. Please discuss any anticipated cost savings initiatives you plan to implement, including further restructuring charges that may need to be recorded in future periods as a result of managing this region. Note that Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for Management’s Discussion and Analysis disclosure of uncertainties that could materially impact future operating results. An uncertainty over future charges should be disclosed unless management determines that a loss is “not reasonably likely to occur”;

Company Response

Our comments about the state of the European economy were intended to be general in nature, acknowledging the current economic challenges there and our intent to be conservative and cautious in our management of the European region as a result. The comments were not intended to convey any specific future plans, as there were no specific European cost savings initiatives planned. In future filings, to the extent that we plan to implement any specific cost savings initiatives that are likely to materially impact our operating results, we confirm that we will disclose such facts and their anticipated impact.

SEC Comment

•

You discuss in your transcript the impact specific countries like France, Spain and the UK have had on your operations, specifically indicating that if Greece exits the Eurozone, you may have to do some “repricing.” We note you have not included any specific country data in your Form 10-K or Forms 10-Q in 2012. Please ensure your draft disclosure discusses the impact operations in these specific countries have had on consolidated operations and consider disclosing sales and gross margins by country as this would provide more granularity into the trends you are seeing in the European reporting unit;

Company Response

We note that we previously disclosed sales by significant country within Item. 1 – Business, “Customers and Sales”, and in Note 14, “Segment and Geographic Information”, to our consolidated financial statements in our Form 10-K for the year ended October 31, 2011. As noted in our sales discussion within MD&A of our Form 10-Q for the quarter ended July 31, 2012, reported revenues within our European reporting unit declined 13% for the third quarter of fiscal 2012 as compared to the third quarter of fiscal 2011, but were flat (increase of 0.4%) on a constant currency basis. As there was only an immaterial change in the sales results of the reporting unit as a whole, outside of the currency impact which we disclosed, we did not believe specific additional disclosure was warranted.

During our earnings calls, which are publicly available via our website, we are respectful to callers’ questions. In this regard, we may at times provide anecdotal examples or other immaterial information in order to be responsive to the question asked. Our comments regarding the European region highlighted where particular economic challenges currently exist within the region on a macroeconomic level, but did not disclose any specific results. We believe the disclosures we made in our Form 10-Q for the quarter ended July 31, 2012 regarding the results of the European region were appropriate given that aggregate sales for the reporting unit were essentially unchanged year over year in constant currency. To the extent material changes were to occur in the future in specific countries that have a material impact on either segment or consolidated operations, we confirm that we will provide appropriate expanded disclosure.

SEC Comment

2.	We note that inventory increased 12% from October 31, 2011 to July 31, 2012 and represented 23% of total assets at July 31, 2012. We further note that the increase attributable to the European reporting unit was 37% which you state in your September 6, 2012 earnings call was partially attributable to Europe having carryover inventory of prior season’s merchandise; and that 16% of global inventory represented prior season merchandise. Given the significance of carryover inventory to your total inventory balance and total assets as well as the recent economic environment in Europe and its impact to your operations, please provide draft disclosure to be included in future filings that address the following:

•

You state in your earnings call that closely monitoring the European region will entail monitoring inventory purchases and liquidating “excess” inventory. You also refer to a multi-year initiative to bring inventory levels down in Europe. Please ensure your draft disclosure provides details of your inventory reduction initiative and the impact you anticipate it will have on operations and liquidity as well any inventory valuation adjustments you plan to record;

Company Response

We believe it is common practice for branded, seasonal apparel retailers to carry a certain amount of prior season inventory. We have 119 factory outlet stores specifically designed to sell through prior season inventory and we routinely sell prior season inventory to wholesale clearance customers as well. Our level of prior season inventory has and will fluctuate from quarter to quarter due to the natural seasonality of our business, among other factors. Over the past three fiscal years, prior season inventory as a percentage of total inventory has ranged from a low of 5% (typically at fiscal year-end) to a high of 19% on a quarterly basis. Consequently, the 16% of prior season inventory we had on hand at July 31, 2012, was within our normal range.

We responded to a question regarding European inventory in the Q&A session of our earnings call by mentioning that it will be a multi-year initiative to bring down our days of inventory on hand. In this context, we intended the term “initiative” to refer to the general strategy that we intend to be more efficient in our management of inventory levels in the future. While we are considering several possibilities in order to achieve our goals with regard to inventory, we do not have a clearly defined “initiative” at this time.

Our reference to inventory days on hand as one of several relevant metrics of inventory turnover reflects our belief that it is more important to focus on inventory velocity rather than on aggregate inventory levels alone.

As discussed in our response to comment 1 above, clearance of prior season inventory is a normal, recurring component of our operations through sales to our wholesale clearance customers or in our factory outlet stores. Moving our European inventory will be part of that process and we do not currently anticipate a material impact to our operations or liquidity as we go through that process. To the extent material changes were to occur in prior season inventory levels that were likely to impact our gross profit margin in future periods, we confirm that we will provide expanded disclosure about the potential impact on our operations and liquidity.

SEC Comment

•

You also state in your earnings call that you hope to move the carryover merchandise through factory outlets and discount wholesale channels. Please ensure that your revised disclosure discusses this plan as well as any discounting of merchandise that needs to occur in order to sell-through. Your revised disclosure should quantify the impact of moving this inventory through those channels;

Company Response

As noted in our response above, it is common practice within our company and our industry to maintain a certain level of prior season inventory specifically for factory outlet stores. We do not currently have a specific plan that is different in nature from how we have managed our inventory in the past or are likely to continue to manage inventory in the future. As a result, we do not currently anticipate a material, negative impact on our gross margins as a result of clearing our prior season inventory.

SEC Comment

•

Tell us how you considered the significant amounts of carryover inventory when valuing and analyzing your inventory at October 31, 2011 and throughout the quarters of 2012. Please tell us if any adjustments were made for excess or obsolete inventory related to this carryover merchandise.

Company Response

As noted above, a certain amount of prior season inventory is normal for our business. A large majority of such inventory is sold at positive margins and does not require any valuation adjustment. Our level of prior season inventory at October 31, 2011 and at each subsequent quarter end during fiscal 2012 was within our normal range. It is our standard procedure to analyze our reserves for excess and obsolete inventory quarterly. This analysis considers the amount and age of prior season inventory, among other factors. We adjust reserves for excess and obsolete inventory based on these analyses as well as considering current market circumstances. We completed these analyses, and adjusted reserves for excess and obsolete inventory accordingly, at October 31, 2011, and at the end of each fiscal quarter throughout 2012. At the end of October 31, 2011, as well as at the end of each fiscal quarter throughout 2012, we believe that our reserves for excess and obsolete inventory were adequate, appropriate, and calculated in a manner consistent with prior periods.

Results of Operations, page 20

SEC Comment

3.	We note the disclosure in your quarterly reports filed June 11, 2012 and September 10, 2012 regarding declines in your revenue from Europe. Your Management’s Discussion and Analysis should address clearly the reasons for material increases or decreases in revenue and provide discussion and analysis of known trends, demands, commitments, events and uncertainties, including, for example, material European economic trends or trends in your inventory and cash positions. Refer to the guidance in Securities Act Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm. Please confirm that in future filings you will provide a more detailed discussion. Also, please provide us with that draft disclosure.

Company Response

In addition to disclosing revenue on an “as reported” basis in our MD&A, we also disclose revenue in constant currency. We believe constant currency is of significant value to financial statement readers as it quantifies the impact of changes in foreign currency exchange rates from period to period and improves visibility into actual growth rates excluding the currency impact. As disclosed in both above referenced quarterly reports, revenues in our European segment actually increased slightly in constant currency for all periods. As the increases in revenues, in constant currency, were quite small, we did not believe that further detailed discussion and analysis was necessary.

We confirm that in future filings if there has been a material increase or decrease in our segment revenues or there are any known trends or uncertainties which we expect to have a material impact on our revenues or operating results, we will provide a more detailed discussion.

Note 19 – Condensed Consolidating Financial Information, page 71

SEC Comment

4.	Your disclosure regarding your guarantor subsidiaries does not indicate whether or not these subsidiaries are 100% owned. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure, in future filings, to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Company Response

We confirm that our guarantor subsidiaries are 100% owned and we will update our disclosure in future filings to clarify this fact.

Form 10-Q for the Fiscal Quarter Ended July 31, 2012

Note 5 – Intangible Assets and Goodwill, page 10

SEC Comment

5.	We note that your European reporting unit, which carries a significant amount of long-lived assets and goodwill, has experienced decreases in sales and profits over the nine months ending July 31, 2012 as a result of the European economy. To the extent this reporting unit is at risk of failing step one of the impairment test, in future filings, please disclose the following:

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	a description of the key assumptions that drive fair value; and

•	provide a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Company Response

Part of our standard quarterly procedures is to evaluate whether any events or circumstances have occurred that might suggest that impairment is indicated. This includes trends in revenues and operating results, among other things. In performing this evaluation at the end of the nine months ended July 31, 2012, we determined that there was no indication of impairment in our European reporting unit (or either of our other reporting units) and that it was not at risk of failing step one of the impairment test. As described in our response to comment 3 above, our European reporting unit did not experience decreases in sales when measured in its functional currency (euros). As disclosed in Note 1 to our consolidated financial statements included in our Form 10-K for the fiscal year ended October 31, 2011, the fair values of each of our reporting units substantially exceeded their carrying value as of October 31, 2011 and we have noted no impairment indicators since that time. As part of our year-end reporting process, we will reassess whether the fair values of each of our reporting units continue to be substantially in excess of their carrying values as of October 31, 2012 and either make such assertion in our fiscal 2012 Form 10-K or provide the requested disclosure if such an assertion cannot be made.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (714) 889-6007 or e-mail me at Richard.Shields@quiksilver.com.

Sincerely,

QUIKSILVER, INC.

/s/ Richard Shields
Richard Shields
Chief Financial Officer

cc:	Robert B. McKnight, Jr., Chief Executive Officer
John Archfield, Securities and Exchange Commission
Melissa Rocha, Securities and Exchange Commission
Ruairi Regan, Securities and Exchange Commission
Pam Howell, Securities and Exchange Commission
Paul Rowe, O’Neil LLP
Charles Exon, Director and Executive Vice President, Chief Administrative Officer,
General Counsel and Secretary
Michael Henry, Vice President, Worldwide Controller